First Bancorp
341 North Main Street
Troy, NC 27371-0508
Tel 910.576.6171
Fax 910.576.0662

November 21, 2008

By EDGAR and UPS Overnight
William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE,
Washington, D.C. 20549

Re:	First Bancorp
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2008
File No. 0-15572

Dear Mr. Friar:

   On behalf of First Bancorp (the “Company”), I am responding to your letter, dated November 14, 2008 (the “comment letter”), regarding the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on November 12, 2008.  This letter sets forth, verbatim, each comment contained in the comment letter and our response thereto.

1.           We note your response to our prior comment 6.  Please revise your disclosure to provide a fuller picture of the pro forma impact of the sale of securities on both your balance sheet and income statement, as well as your capital ratios.  In light of your disclosure that you may not receive the full amount of proceeds requested, you may also want to show the impact of both a minimum and a maximum of estimated proceeds.

We replaced the section called “Impact on Our Financial Statements” with a new section entitled “Pro Forma Financial Information.”  This new section includes the items you requested, including your suggestion of showing the impact of both the minimum and maximum amount of estimated proceeds.

341 North Main Street  •  Troy, North Carolina  27371  •  910-576-6171

If the Staff has further comments with respect to our Preliminary Proxy Statement, please address such comments to the undersigned.  Thank you for your assistance.

Sincerely,

/s/ Eric P. Credle

Eric P. Credle
Chief Financial Officer

Enclosures

cc:	Henry H. Ralston

341 North Main Street  •  Troy, North Carolina  27371  •  910-576-6171